FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of April 2010

Commission File Number: 001-33290

JA Solar Holdings Co., Ltd.

36 Jiang Chang San Road,
 Zhabei, Shanghai, China 200436
The People’s Republic of China

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F  T  Form 40-F _____

Indicate by check mark if the registrant is submitting the Form 6-K in papers as permitted by Regulation S-T Rule 101(b)(1): _____

Indicate by check mark if the registrant is submitting the Form 6-K in papers as permitted by Regulation S-T Rule 101(b)(7): _____

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ____No T

If "Yes" is marked, indicate below the file number assigned to registrant in connection with Rule 12g3-2(b): 82-__________.
N/A

This Form 6-K consists of:

A press release regarding the raise of shipment guidance for the first quarter 2010 of JA Solar Holding Co., Ltd. (the “Registrant”), made by the Registrant in English on April 7, 2010.

JA Solar Raises Shipment Guidance for the First Quarter 2010

SHANGHAI- April 7, 2010 – JA Solar Holdings Co., Ltd. (Nasdaq: JASO), a leading manufacturer of high-performance solar products, today announced revised guidance for its first quarter ended March 31, 2010.   Based on current customer orders and product deliveries, JA Solar now projects first quarter shipments to exceed 265MW, above the high-end of its previous guidance of 215MW to 225MW given on Feb. 11, 2010.
“During the first quarter, we saw robust demand from existing and new customers,” said Dr. Peng Fang, CEO of JA Solar.  “By streamlining the company’s existing solar cell manufacturing facility, JA Solar is able to achieve higher than expected production to meet strong customer orders.  We also won several new European customers during the quarter, which further diversified our customer base and provides better visibility for the full year.”

“We are making progress in winning new customers globally, and are seeing strong demand for our high quality solar products from major solar markets worldwide, including Germany, China, U.S., Italy, South Korea, Spain, France, the Czech Republic and India. We are also seeing growth in emerging solar markets, such as Australia, Canada, and Japan,” he said.

The company expects to report its first quarter results in mid-May, and plans to provide guidance for the second quarter of 2010 and updated full-year 2010 guidance at that time.

About JA Solar Holdings Co., Ltd.
JA Solar Holdings Co., Ltd. is one of the world’s largest suppliers of high-performance solar cells and solar products. The company sells its products to solar manufacturers worldwide, who assemble and integrate solar cells into modules and systems that convert sunlight into electricity.  The company’s products are utilized for residential, commercial, and utility-scale renewable energy generation. For more information, please visit http://www.jasolar.com.

Safe Harbor/Forward-Looking Statements

This press release contains forward-looking statements within the meaning of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by words such as "will," "may," "expect," "anticipate," "aim," "intend," "plan," "believe," "estimate," "potential," "continue," and other similar statements. Statements other than statements of historical facts in this announcement are forward-looking statements, including but not limited to, our expectations regarding the expansion of our manufacturing capacities, our future business development, and our beliefs regarding our production output and production outlook. These forward-looking statements involve known and unknown risks and uncertainties and are based on current expectations, assumptions, estimates and projections about the Company and the industry. Further information regarding these and other risks is included in Form 20-F and other documents filed with the Securities and Exchange Commission. The Company undertakes no obligation to update forward-looking statements, except as may be required by law. Although the Company believes that the expectations expressed in these forward-looking statements are reasonable, it cannot assure you that its expectations will turn out to be correct, and investors are cautioned that actual results may differ materially from the anticipated results.

Contact:
Alexis Pascal/Deborah Stapleton
Stapleton Communications Inc.
650.470.0200
Alexis@stapleton.com
Deb@stapleton.com

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the under-signed, thereunto duly authorized.

JA Solar Holdings Co., Ltd.

By /s/ Peng Fang

Name: Peng Fang

Title: Chief Executive Officer

Date: April 8, 2010